UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 1 )*

          ARMORED STORAGE INCOME INVESTORS LIMITED PARTNERSHIP
                     (an Arizona Limited Partnership)
                            (Name of Issuer)

                        Limited Partnership Units
                     (Title of Class of Securities)

                                 NONE
                            (CUSIP Number)

    David Goldberg, 701 Western Avenue, Suite 200, Glendale, California
                   91201-2397, 818/244-8080, ext. 529
        ---------------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            August 7, 1997
        (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
   and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       1,343

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       1,343

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             1,343

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             8.95%

   14   Type of Reporting Person*
             CO

         The Statement on Schedule 13D dated June 17, 1996 (the "Schedule 13D") filed by Public Storage, Inc. ("PSI"), relating to the limited partnership units (the "Units"), of Armored Storage Income Investors Limited Partnership, an Arizona Limited Partnership (the "Issuer") is amended by this Amendment No. 1 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

   Item 3.     Source and Amount of Funds or Other Consideration

         The 1,343 Units owned by PSI (as of August 7, 1997) were acquired for an aggregate purchase price (including fees) of $458,595 in cash, with funds obtained from PSI's working capital.

   Item 5.     Interest in Securities of the Issuer

         As of August 7, 1997, PSI owned 1,343 Units, representing approximately 8.95% of the 15,000 Units outstanding. PSI has the sole power to vote and the sole power to dispose of the 1,343 Units owned by it.

         During the 60-day period ending August 7, 1997, PSI engaged in the following acquisition of Units at the following price:

   Transaction     No. of Units       Type of      Price per
       Date           Bought        Transaction      Unit
   -----------     ------------     -----------    ---------

     8/07/97            285           <F1>          $335.00
   _______________

   <F1>  Private purchase.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  August 14, 1997               PUBLIC STORAGE, INC.


                                         By: /S/ DAVID GOLDBERG
                                             -------------------
                                             David Goldberg
                                             Senior Vice President
                                             and General Counsel